 **The Shift Film**
Published by Angel Studios ❓ · September 25 · 🌐



At best, most movies are either entertaining or thought-provoking. But rarely both.

The Shift is the rare, faith-building movie that threads the needle perfectly.

Audiences that watched the short film can't stop raving about it. The Shift is a film that will build faith and spark conversations.

Click the link to express interest in investing in The Shift to help turn it into a full, feature-length film: www.angel.com/theshift





The Shift Film
Published by Angel Studios ❓ · September 25 · 🌐

The Shift is an upcoming sci-fi thriller film based on the Biblical story of Job.

It packs all of the excitement of a Hollywood blockbuster with the heart of a faith-based film.

It's guaranteed to become a family favorite.

Click the link to express interest in investing in The Shift today: www.angel.com/theshift



 **The Shift Film**
Published by Angel Studios ● · September 25 ·

···

The Bible is full of stories that provide insight into overcoming trials.

The new movie The Shift takes on the story in the Book of Job and brings it to life in the modern world.

You'll be inspired to lean on the Divine after experiencing The Shift.

Click the link to express interest in investing in The Shift today:
www.angel.com/theshift



 **The Shift Film**
Published by Angel Studios ❓ · September 25 · 🌐

···

The Shift is an upcoming feature film that will leave viewers pondering long after the credits roll.

The Shift is a faith-inspiring story that doesn't shy away from difficult questions and doesn't present the viewer with over-simplified answers.

Click the link to express interest in investing in The Shift today:
www.angel.com/theshift



 **The Shift Film**
Published by Angel Studios · September 25 ·

···

The Shift is a new kind of faith-inspiring movie.

It's centered on an exciting, original story that raises important questions that will lead to even more important discussions.

The Shift is made for people who want to love and support faith-inspiring entertainment, but don't want heavy-handed messages and cliches.

Click the link to express interest in investing in The Shift today: www.angel.com/theshift

